Terry A. Hart
Dynegy Holdings Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002
terry.hart@dynegy.com
(713) 507-6961 (phone) (713) 356-2198 (fax)

September 12, 2005

Via Edgar and Facsimile

202-772-9204

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington D.C. 20549-0405

Attention: James A. Allegretto, Senior Assistant Chief Accountant

Re:	Dynegy Holdings Inc. (“DHI” or the “Company”)
Form 10-K for the Year Ended December 31, 2004
Filed March 23, 2005
File No. 0-29311

Ladies and Gentlemen:

This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 16, 2005 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2004. For your convenience, we have repeated each comment of the Staff exactly as expressed in the Comment Letter, and set forth below such comment is the Company’s response.

The Company has discussed the responses included in this letter to the Commission with the Chairman of the Audit and Compliance Committee of our parent company’s Board of Directors. We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of the information, the Staff does not concur with our analysis.

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

Form 10-K for the Year Ended December 31, 2004

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities, page 27

1.	Please tell us why you have a reporting obligation under the 1934 Exchange Act. If due to outstanding debt securities, please tell us the approximate number of record and beneficial owners.

Response:

Pursuant to the 1934 Exchange Act, we understand that companies generally assume Exchange Act reporting obligations either (i) pursuant to Section 13(a) of the Exchange Act, upon registration of a class of equity securities under Section 12(b) or 12(g) of the Exchange Act, or (ii) pursuant to Section 15(d) of the Exchange Act, upon registration of an offering of securities pursuant to the Securities Act. The Company’s equity securities are not registered under the Exchange Act, resulting in the absence of a reporting obligation for the Company under Section 13(a) of the Exchange Act. However, the Company’s offerings of the following securities outstanding as of December 31, 2004 were registered under the Securities Act, with the registration statement number, prospectus date, and current number of record holders reflected opposite each class of such securities.

DHI Securities	Registration Number	Prospectus Date	No. of Record Holders
Guaranties of Dynegy Inc.’s 4.75% Convertible Subordinated Debentures due 2023	333-115148	08-02-2004	32

8.75% Senior Notes due 2012	333-66090	02-15-2002	52

Guaranties of Dynegy Danskammer LLC’s Series A pass-through trust certificates	333-64842	08-07-2001	14

Guaranties of Dynegy Roseton LLC’s Series B pass-through trust certificates	333-64842	08-07-2001	15

6.875% Senior Notes due 2011	333-46636	03-15-2001	54

8.125% Senior Notes due 2005	333-89021	03-15-2000	— (paid off	)

7.45% Senior Notes due 2006 (Dynegy Inc., issuer, subsequently changed its name to DHI)	333-60253	07-22-1999	18

7.125% Senior Debentures due 2018 (NGC Corporation, issuer, subsequently changed its name to DHI)	333-12987	05-15-1998	36

Guaranties of the 8.316% Subordinated Capital Income Securities of NGC Corporation Capital Trust I due 2027 (NGC Corporation, guarantor, subsequently changed its name to DHI)	33-34513	09-12-1997	22

7.625% Senior Debentures due 2026 (NGC Corporation, issuer, subsequently changed its name to DHI)	333-12987	10-10-1996	38

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

In light of the fact that no class of registered securities issued by the Company is held of record by more than 300 holders, the Company became eligible to suspend its reporting obligation under Section 15(d) of the Exchange Act as of January 1, 2005, the first day of the fiscal year following the effective date of its most recent Securities Act registration statement. However, covenants in the Indenture dated as of August 11, 2003 covering the Company’s second priority senior secured notes require the Company to file with the Commission, whether or not required by the rules and regulations of the Commission, so long as any of the second priority senior secured notes are outstanding, all such current, quarterly and annual reports that would be required to be filed with the Commission if the Company were subject to the Exchange Act reporting obligations. Therefore, the Company continues to voluntarily file Exchange Act reports with the Commission to satisfy contractual requirements associated with outstanding debt obligations.

Moreover, the registered offering by the Company of its guaranty of $225,000,000 of 4.75% Convertible Subordinated Debentures due 2023 issued by our parent, Dynegy Inc., triggers an obligation under Rule 3-10(a)(1) of Regulation S-X to file financial statements of the Company that may, pursuant to Rule 3-10(e) be satisfied by an appropriate footnote in Dynegy Inc.’s financial statements. In lieu of including this information in a footnote to Dynegy Inc.’s financial statements, the Company files Exchange Act reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Off-Balance Sheet Arrangements, page 37

2.	Please explain to us in detail how you account for the subsidiaries that issued the pass-through certificates and purchased the notes from the owner lessors. In doing so, please tell us the authoritative literature you applied and specifically address the applicability of FAS 140 and/or FIN 46R with respect to the subsidiaries as well as the owner lessors.

Response:

Dynegy Danskammer LLC and Dynegy Roseton LLC (“the Subsidiaries”). The pass-through trust, acting on behalf of the Subsidiaries, issued the pass-through certificates and purchased the notes from the Owner Lessors. As previously discussed with the Staff, the Subsidiaries are deemed the issuers of the pass-through trust certificates.

The accounting of the DNE Leveraged Lease (operating versus capital) was assessed at multiple levels: First, for the separate financial statements of the Subsidiaries, and

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

second, for the consolidated financial statements of the Company as guarantor. The Subsidiaries are consolidated in the Company’s financial statements. As disclosed in our Form 10-K, the Company guarantees the Subsidiaries’ performance and payment obligations under the leases for the benefit of the Owner Lessors. Based on the guidance of EITF 90-14 and the existence of the guarantee, the Subsidiaries are precluded from accounting for the DNE Leveraged Lease as a sale-leaseback in their separate financial statements. The Subsidiaries did not transfer any financial assets to the Owner Lessors. The Subsidiaries account for the facilities as owned assets and recognize debt for the proceeds of the sale. However, under the guidance of EITF 90-14, the DNE Leveraged Lease is accounted for as a sale-leaseback in the consolidated financial statements of the Company.

FIN 46R and FAS 140 are not applicable to the accounting of the Subsidiaries given the consolidation of these entities and given that the Subsidiaries did not transfer and do not service any financial assets.

Danskammer OL LLC and Roseton OL LLC (the “Owner Lessors”). With respect to FIN 46R, we concluded that both of the Owner Lessors are special purpose entities (“SPEs”), given that (i) substantially all of their activities involve assets that are leased to single lessees, and (ii) the Owner Lessors were established for the sole purpose of owning the interests in the facilities for the primary purpose of the Subsidiaries’ use.

Additionally, we concluded that the Owner Lessors should not be consolidated, at the inception of the lease, under the guidance of EITF Topic No. D-14, EITF 90-15, EITF 96-21 and EITF issue 97-1, due to (i) the substantial residual equity investment of $138 million (13 percent of the purchase price of the facilities) made by the unrelated third-party parent of the Owner Lessors, (ii) the substantial residual risks and rewards of the leased assets reside with the Owner Lessors and their unrelated third party parent, and (iii) the nonperformance related default provisions of the lease do not entitle the Owner Lessors to put the facilities to the Subsidiaries.

Furthermore, with respect to FIN 46R, we concluded that the Owner Lessors were not variable interest entities (“VIEs”) at the inception of the lease, since (i) the equity investment at risk in the Owner Lessors was sufficient to permit the entities to finance its activities without additional subordinated financial support, (ii) the unrelated third party parent of the Owner Lessors has the ability to make decisions about the activities of the entities, (iii) the unrelated third-party parent, through its equity contribution, has both (a) the obligation to absorb the expected losses of the Owner Lessors if they occur, and (b) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses, (iv) the unrelated third-party parent has voting rights proportionate to its economic interests, and (v) the assets of the Owner Lessors reside with the equity holder upon completion of the lease.

With respect to FAS 140, the Subsidiaries did not transfer any financial assets to the Owner Lessors. Therefore, we concluded that FAS 140 is not applicable to the Owner Lessors.

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

Item 15. Exhibits, Financial Statement Schedules, page 77

3.	In future filings, please include a list of all of your subsidiaries including the percentage of ownership of each subsidiary as exhibit 21. Refer to Item 601 of Regulation S-K.

Response:

The Company is a wholly-owned subsidiary of Dynegy Inc. We believe the Company meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K referring to “Omission of Information by Certain Wholly-Owned Subsidiaries.” As permitted by General Instruction I(2), the Company may file its Form 10-K with a reduced disclosure format. Based on this authority, the Company wishes to continue to omit the information required by Item 601 of Regulation S-K relating to a list of subsidiaries of the Company as permitted by General Instruction I(2)(b).

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

4.	Please tell us why you do not present the number of shares of capital stock authorized, issued and outstanding, the par value per share and the dollar amount thereof separately from additional paid-in capital at each balance sheet date. Please refer to paragraphs 30 and 31 of Rule 5-02 of Regulation S-X.

Response:

The Company is a wholly-owned subsidiary of Dynegy Inc. The Company’s authorized capital consists of 1,000 shares of common stock, par value $1.00 per share, of which 910 shares were issued and outstanding as of December 31, 2004 and 2003, respectively. The dollar amount of capital stock is not presented separately from additional paid-in capital because the Company reports in millions and the $910.00 in capital stock was immaterial. In future filings, the Company will reflect separate line items for Capital stock and Additional paid-in-capital on its consolidated balance sheets as follows:

	December 31
	2004	2003
Capital Stock, $1 par value, 1,000 shares authorized at December 31, 2004 and December 31, 2003, respectively; 910 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	—	—
Additional paid-in capital	2,413	2,419

Notes to Consolidated Financial Statements, page F-8

General

5.	In future filings please disclose your balance sheet classification of cash collateral deposited with counterparties and the amount of cash collateral due from counterparties for each period presented. Please also include similar disclosure in the financial statements of West Coast Power LLC. If cash collateral is not classified as accounts receivable, please tell us your basis in GAAP for your balance sheet classification.

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

Response:

In future filings, the Company will disclose its accounting policy regarding the balance sheet classification of cash collateral deposited and due from counterparties. The Company includes cash collateral deposited with counterparties in Prepayments and other current assets and Other long-term assets on its consolidated balance sheets. The Company considers its accounts receivable balance to represent payments owed to it by third parties for services performed or goods sold by the Company. With respect to cash collateral deposited with counterparties, as a service has not been performed by the Company, nor have goods been sold by the Company, the Company does not consider accounts receivable to be the appropriate classification of such amounts. Further, in many cases, as the counterparty contract terms associated with the cash collateral allow the Company to utilize cash collateral to settle future transactions, the Company considers the nature of the cash collateral to be more analogous to a prepaid amount than an accounts receivable.

Note 2 – Accounting Policies, page F-10

Principles of Consolidation, page F-10

6.	We note that you include your proportionate share of assets, liabilities, revenues and expenses of undivided interests in certain gas processing facilities in your consolidated financial statements. Please tell us the nature and extent of your undivided interests in the gas processing facilities you consolidate on a proportionate basis. In doing so, tell us whether the gas processing facilities are subject to joint control. Please also tell us your basis in GAAP for proportionate consolidation for your industry. We may have further comment.

Response:

As of December 31, 2004, we owned undivided interests in eight gas processing facilities, and our ownership percentage varied between .84 and 37.18 percent. A majority of the initial owners of undivided interests in these facilities were engaged in exploration and production activities. Each of our undivided interests was established through the execution of a construction and operation agreement which expressly specifies that a partnership was not formed between the parties.

Our undivided interests are not subject to joint control since our liabilities are several and not joint. The rights and obligations under the agreements are separate for each owner, and each owner is severally liable for their proportionate share of the cost and expenses of the facility. Under the agreements, each owner (i) can sell or assign its interest to third-parties, (ii) has the right/obligation to take physical possession of its share of production without passing through a jointly owned entity, (iii) individually sells and invoices customers, and (iv) is severally liable for only the indebtedness it incurs with its interest in the facility.

During the year ended December 31, 2004, we earned $221 million in revenue, or 4.1% of consolidated revenue, and incurred $191 million in cost of sales, or 4.1% of consolidated cost of sales, from our undivided interests in these facilities.

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

We believe our proportionate consolidation of our undivided interests in the gas processing facilities is in accordance with GAAP for the following reasons: (i) Accounting Interpretation of APB 18 concludes that APB 18 applies only to common stock of corporations and does not cover investments in partnerships and unincorporated undivided interests in ventures, reasoning that because investors own an undivided interest in each asset and are proportionally liable for their share of each liability, the provisions of paragraph 19-c of APB 18 may not be applicable where it is the established industry practice for the investor to account in its financial statements for its pro rata share of the assets, liabilities, revenues and expenses of the venture; (ii) proportionate consolidation is established industry practice among companies engaged in exploration and production and upstream gas processing activities; and (iii) both the AcSEC Issue Paper—Joint Venture Accounting issued on July 17, 1979 and EITF 00-01 conclude that joint ventures that are not subject to joint control, by reason of its liabilities being several rather than joint should be accounted for on the proportionate consolidation method.

Revenue Recognition, page F-14

7.	It is not clear the extent to which you engage in energy trading activities. In this regard, we note your stated exit from the CRM business and a remaining 4 tolling arrangements therein. Furthermore, your description of your distribution and marketing services suggest the existence of energy trading activities. If you do not believe you have energy trading activities, please explain the nature of your contracts involving commodities including whether they are physically or financially settled. Otherwise, in future filings, please disclose the types of contracts that are accounted for as energy trading contracts, a description of the methods and significant assumptions used to estimate the fair value of the contracts, the sensitivity of your estimates to changes in the near term, the fair values, aggregated by source or method of estimating fair value and by maturity dates of the contracts and a reconciliation of the carrying value of the contracts at each balance sheet date as required by paragraph 10 of EITF 02-03. Please show us what this disclosure would look like for each year presented.

Response:

EITF 98-10 defines energy trading activities as “energy contracts entered into with the objective of generating profits on or from exposure to shifts in changes in market prices.” In conjunction with the Company’s publicly announced restructuring and change in strategic focus in 2002, we are no longer involved in energy trading activities. In addition, we do not enter into contracts that are held for trading purposes as that phrase is defined in EITF 02-03 and FAS 115, or “active and frequent buying and selling with the objective of generating profits on short-term differences in prices.” The Company does not actively speculate on market movements nor take trading positions in the energy market for purposes of generating profits on price volatility.

Currently, the Company enters into various risk management contracts to hedge cash flow risk related to our Power Generation segment. The Company’s risk management program is intended to (i) manage and hedge its fixed-price purchase and sales commitments; (ii) reduce its exposure to the volatility of cash flows related to market prices; and (iii) hedge its fuel requirements for its generating facilities. The Company’s

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

risk management contracts include both financial and physical contracts that hedge price risk associated with fuel purchases (natural gas, fuel-oil and coal), energy sales and capacity sales. The types of instruments utilized include swaps, futures, financial forwards, physical forwards, capacity contracts and options. The contracts are settled by both financial and physical means. The risk management transactions are accounted for under FAS 133 and the contracts are identified as either: (i) cash flow hedges; (ii) normal purchases or normal sales, (iii) contracts that do not meet the characteristics of a derivative; or (iv) contracts that are derivatives but cannot qualify as hedges under FAS 133 (“economic hedges”).

The Company’s legacy energy trading operations are included in the CRM segment in the financial statements. That business is no longer an active operation, and the remaining results of the operation relate to the maturity of transactions that have remaining tenure. While there is not currently any active trading of those contracts and positions, which will roll-off from the Risk Management Asset and Liability accounts as they mature, the Company has entered into offsetting contracts in order to limit the ongoing exposure around the remaining positions.

The Company rarely enters into risk management contracts in its DMS segment, which includes its distribution and marketing services business. In the distribution and marketing services business, DMS markets its own NGL production as well as NGL products purchased from third parties. The Company does not consider this business to meet the definition of energy trading, as substantially all transactions are physically settled through receipt and subsequent delivery of natural gas liquids products to the petrochemical industry, refineries and wholesale propane distributors.

As none of the contracts described above meet the definition of energy trading or instruments held for trading purposes under EITF 98-10 and EITF 02-03, the disclosure requirements under that guidance are not applicable.

Accounting Principles Adopted, page F-17

8.	Please tell us the variable interest entities you identified, the nature of your involvement with each VIE and your basis for concluding that you were not the primary beneficiary of each VIE. In future filings, please disclose the nature of your involvement with each VIE, the nature, purpose, size and activities of each VIE and your maximum exposure to loss as a result of your involvement with each VIE. Please refer to paragraph 24 of FIN 46R.

Response:

During the Company’s implementation of FIN 46R in 2003 and 2004, the following VIEs were identified that the Company was/is involved with: (i) CoGen Lyondell Inc. (consolidated); (ii) Sithe Independence Power Partners L.P.; (iii) Rocky Road Power L.L.C.; and (iv) West Coast Power L.L.C.. The following discussion details the Company’s involvement in each identified VIE and the Company’s basis for determining whether or not it was the primary beneficiary of each VIE:

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

•	CoGen Lyondell Inc. – CoGen Lyondell Inc. was the lessee of a 610 MW cogeneration plant in ERCOT under a synthetic lease in which CoGen Lessor leased the plant to CoGen Lyondell Inc. As the equity holders did not have controlling interests or significant equity investments at risk in the entities, both entities were considered to be VIEs. The Company concluded that it was the primary beneficiary of the entities since it held a fixed-price purchase option on the assets of the entities and it maintained a residual value guarantee for 97% of the value of the plant. Please see further discussion related to the Company’s accounting for the synthetic lease and its owners in the response to question 9 below.

•	Sithe Independence Power Partners L.P. - Sithe Independence Power Partners, L.P. (“Independence”) owns and operates a gas fired cogeneration facility with a design capacity of approximately 1,021 megawatts (“MW”) located in Oswego County, New York. Upon our parent’s acquisition of ExRes SHC, Inc., the parent company of Sithe Energies Inc. and Independence, from Exelon Corporation on January 31, 2005, Independence became an affiliate of the Company, but a previously existing tolling arrangement between the Company and Independence remains in effect. In analyzing the various contractual and financial interests related to Independence, the Company noted that the entity met the VIE criterion in paragraph 5(b)(2) of FIN 46R, because the holders of equity interests, including our parent, do not absorb all of the expected losses of the entity due to the pricing mechanisms in the various contracts that provide variable returns to other counterparties, including the Company, Niagara Mohawk, Alcan, and Consolidated Edison. Several of the contracts between Independence and the aforementioned entities contain pricing mechanisms that provide for variable returns or variable losses based on changes in power and gas prices at various locations. Based on those facts, Independence met the definition of a VIE.

In determining the various returns related to Independence, the Company performed an analysis of the various financial interests in the entity and the entity’s expected returns/losses related to those interests. The Company used a discounted cash flow analysis in conjunction with the guidance included in FASB Concept Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, to provide a basis to compare the various returns or losses. In accordance with paragraph 8 of FIN 46R, the analysis of the expected losses of the entity included only the negative variability in the net assets of the entity exclusive of variable interests. Additionally, the expected residual returns included the expected positive variability in the fair value of the net assets of the entity exclusive of variable interests. When comparing those amounts, the Company determined that it does not absorb any of the expected residual returns of the entity because it is not entitled to share in the residual returns, as the Company is not an equity or debt holder. With respect to the expected losses of the entity, the Company could absorb a significant amount of the expected losses of the entity due to its power tolling arrangement and related derivative instrument; however, the Company would not absorb a majority of the expected losses. Other variable interests, including Consolidated Edison’s capacity contract and the equity owner’s losses related to the operation of the plant, provide for larger potential variability and expected losses due to movements in the value of the capacity and energy markets. As a result, the Company concluded that it was not the primary beneficiary of Independence.

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

•	Rocky Road Power L.L.C. – Rocky Road owns and operates a 330 MW gas-fired peaking power plant located in Kane County, Illinois. The Company is a 50% equity partner in this joint venture as well as a service provider under an administrative services contract, an operation and maintenance contract, and an energy management contract. The Company determined that Rocky Road meets the VIE criterion in paragraph 5(b)(2) of FIN 46R, because the holders of the equity interests do not absorb all of the expected losses of the entity due to the variable pricing mechanisms in the power purchase agreement between Rocky Road and Exelon. However, based on the Company’s analysis of the facts and circumstances related to the various service agreements related to Rocky Road and its service providers, the Company believes that none of those agreements, outside of the power purchase agreement, create a variable interest in the entity. The Company used a qualitative and quantitative approach in determining whether it was the primary beneficiary of Rocky Road. Based on that analysis of the expected residual returns and residual losses related to the entity, the Company determined that it was not the primary beneficiary of the entity.

•	West Coast Power L.L.C. – West Coast Power owns and operates 3 gas-fired power generation facilities totaling approximately 1,800 MWs in various locations in Southern California. The Company is a 50% equity partner in this joint venture as well as a service provider under an administrative services contract, a gas supply contract, and an energy management contract. The Company determined that West Coast Power meets the VIE criterion in paragraph 5(b)(2) of FIN 46R, because the holders of the equity interests do not absorb all of the expected losses of the entity due to the variable pricing mechanisms in the power purchase agreement with CDWR. However, based on the Company’s analysis of the facts and circumstances related to the various service agreements related to West Coast Power and its service providers, the Company believes that none of those agreements, other than the power purchase agreement, create a variable interest in the entity. The Company used a qualitative and quantitative approach in determining whether it was the primary beneficiary of West Coast Power. Based on that analysis, which analyzed the expected residual returns and residual losses related to the entity, the Company determined that it was not the primary beneficiary of the entity.

In response to your request regarding the Company’s disclosure related to the VIEs identified, in future filings we will provide further explanation that our maximum exposure to loss is directly related to our equity investment in the entities, financing with the entities, and any other pecuniary interest. Additionally, we will disclose the total size of the entities (as expressed in total assets) for VIEs in which we hold a significant variable interest. Please see the following excerpt from our pages F-17 to F-19 of our 2004 Annual Report on Form 10-K, where we have identified in boldface below the changes we propose to make to future filings:

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

“FIN No. 46R requires additional disclosures for entities which meet the definition of a VIE in which we hold a significant variable interest but are not the primary beneficiary. We own 50% equity interests in various generation facilities in Illinois and California, which are accounted for using the equity method and are included in unconsolidated investments in our consolidated balance sheets. We acquired or began involvement with these equity interests in 1997 and 1999. Total net generating capacity for these generating facilities ranges from 165 MW to 902 MW. As a result of various contractual arrangements into which these entities have entered, we have concluded that they are VIEs. As we do not absorb a majority of the expected losses or receive a majority of the expected residual returns, we are not considered the primary beneficiary of these entities. Our equity investment balance in the facilities totaled $324 million at December 31, 2004, and one of these entities has a loan outstanding to another of these entities, which totaled $20 million at December 31, 2004. As a result, our maximum exposure to loss from these entities was $344 million at December 31, 2004.

In July 2001, we entered into several agreements, including a power tolling agreement, a financial derivative instrument, an energy management agreement and a natural gas supply agreement, with Sithe Independence Power Partners, L.P., which we refer to as Independence and which owns and operates a 1,021 MW combined cycle natural gas generation facility near Scriba, New York. We had previously been unable to assess whether the entity was a VIE, but have subsequently received the necessary financial and contractual information related to the entity. As a result of various contractual arrangements into which this entity has entered, we have concluded that it is a VIE. However, as we do not absorb a majority of the expected losses or receive a majority of expected residual returns, we are not considered the primary beneficiary of the entity. Our future obligations under these agreements, which represent our maximum exposure to loss, are approximately $753 million, which includes the fixed capacity payments under our power tolling contract and fixed payments related to the financial derivative instrument. On January 31, 2005, Dynegy completed the acquisition of ExRes SHC, Inc., the parent company of Sithe Energies and Independence. Please see Note 20—Subsequent Events beginning on page F-70 for further discussion regarding this acquisition.”

9.	We note your disclosure surrounding the CLI/CoGen Lessor lease. Please provide us a detailed explanation of the structure of the lease including the owners of the SPE’s. Your disclosure suggests that you began accounting for the CoGen lease as a capital lease subsequent to inception. We presume your capital lease treatment was unrelated to your adoption of FIN 46R. If our understanding is incorrect, please clarify it. Please also explain to us in detail the circumstances that caused you to account for the lease as a capital lease in June 2002 as opposed to inception.

Response:

CoGen Lyondell, Inc. was a 50/50 partnership (the “Partnership”) between our affiliate, Dynegy Power Holdings (DPH), and a third party financial investor (Volta Funding) that was created to allow CoGen Lyondell, Inc. to maintain qualified facility (QF) status (through a non-utility owner) at the time of its acquisition by Dynegy from Destec in 1997. The Partnership was funded by a 3% equity investment from an unaffiliated third party, through Volta Funding, and a loan from the Company for the remaining 97%. The

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

Operating Lessor Limited Company, the lessor under the CoGen Lyondell Synthetic Lease (“CoGen Lease”), was a VIE when the Company became involved in the synthetic lease in 1997, as the 3% equity investment in the project was not sufficient to permit the entity to finance its activities without additional subordinated financial support. At inception, the Company accounted for the CoGen Lease as an operating lease.

The capital lease treatment of the CoGen Lease was unrelated to the adoption of FIN 46R. As previously discussed with the Staff, the CoGen Lease was voluntarily amended on June 28, 2002. The amended lease agreement increased the Partnership’s minimum lease payments by guaranteeing debt of the lessor, which has been viewed as an additional residual value guarantee. We understand that FAS 13, paragraph 5.j.i.(b) excludes guarantees of the lessor’s debt from the definition of minimum lease payments. However, we have viewed the guarantee of the lessor’s debt as substantially identical to a residual value guarantee as the lessor is a special purpose entity with no significant assets other than leased property. FAS 13 states that a change in the minimum lease payments without an extension or renewal of a lease term requires the lessee to reconsider the classification of the lease as of the original lease date. If this indicates a reclassification of the lease, this results in a new lease agreement under FAS 13. Prior to the amendment resulting in the additional 15% lease guarantee, the present value of the minimum lease payments, including the residual value guarantee, did not exceed the 90% threshold provided for in FAS 13. Subsequent to the amendment to the CoGen Lease, the present value of the minimum lease payments, including the residual value guarantee, exceeded the 90% threshold. As a result, the Company’s financial statements reflect the CoGen Lease as an operating lease through June 28, 2002, after which it is accounted for as a capital lease.

Restructuring and Impairment, page F-23

10.	We note the impairments of unconsolidated generation investments which we understand consist solely of generation facilities that are not wholly-owned and totally held in LLCs or partnerships with other investors. Please tell us how you determined that losses in value of your generation investments were other than temporary declines as opposed to temporary, including the economic events that transpired prior to the charges and the timeline of economic factors that lead you to your conclusion. Please also tell us how you determined the amount of the impairment losses, especially how you determined the post-write-down carrying amount. We note that your investment account with respect to West Coast Power is below your proportionate share of underlying book value. Please tell us how you are accounting for this difference. Please refer to paragraphs 19(b) and 19(h) of APB 18. Finally, please tell us the names of the other 3 generation related equity investees not identified along with their co-owners.

Response:

In 2004, the Company recorded $85 million in pre-tax impairments related to its 50% equity partner investment in West Coast Power (“WCP”). This included a $73 million impairment of its investment in WCP, as well as $12 million representing its 50% share of a $24 million impairment recorded at the WCP level related to WCP’s Cabrillo II generation asset. The $73 million impairment of the Company’s investment in WCP was triggered by the expiration of WCP’s contract with CDWR at December 31, 2004. A

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

significant portion of WCP’s historical earnings related to this contract, and the Company does not expect to see a return to the economic conditions that prevailed in the California market at the time WCP entered into the CDWR contract. Therefore, the Company determined that, in accordance with paragraph 10 of EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” the available evidence indicating that the cost of the investment was not recoverable within a reasonable period of time outweighed evidence to the contrary. As such, the Company considers this decline to be other-than-temporary. The Company determined the amount of the impairment using a discounted cash flow approach, and adjusted the post-impairment carrying amount of the investment to equal its expected discounted cash flows.

WCP’s $24 million impairment of the Cabrillo II generation asset was also triggered by the expiration of the CDWR contract. Prior to the expiration of this contract, the various WCP generation assets operated as a group in generating revenue from the CDWR contract. Therefore, there was no meaningful way of distinguishing among the WCP assets for purposes of determining cash flows. However, upon expiration of the CDWR contract, the individual WCP generation assets became subject to separate contracts, with their own identifiable cash flows. In evaluating these assets separately, in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, WCP determined that the net undiscounted expected cash flows of the Cabrillo II generation asset were below the book value of the asset at December 31, 2004. Therefore, the book value of the Cabrillo II asset was adjusted to the discounted expected cash flows from the asset, resulting in a $24 million impairment charge at the WCP level.

In 2003, the Company recorded pre-tax impairment charges of $26 million ($16 million after tax) on five of its unconsolidated investments. These impairment charges were triggered by additional information regarding the fair value of the investments that became available in the course of negotiations for the sale of these assets. As the fair values were based on both bids received from third parties and valuation models prepared by the Company during the diligence process surrounding the Company’s intent to sell the assets, and four of these assets were ultimately sold prior to the end of 2004, the Company demonstrated that it did not have the intent to hold the investments for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment. As such, it was determined that the decline in value was other-than-temporary. With regard to the remaining impaired investment, Nevada Cogeneration Associates #2, the Company was unable to complete a sale. However, the Company did reduce the value of this investment by approximately $9 million, as the book value of the investment exceeded its net discounted present value of expected cash flows. The Company believes, based on an oversupply of generation capacity in the market, that the available evidence indicating that the cost of the investment was not recoverable within a reasonable period of time outweighed evidence to the contrary. As such, this decline in value was considered other-than-temporary.

In 2002, the Company recorded pre-tax impairment charges of $144 million related to five unconsolidated generation investments. These impairments were determined using a discounted expected cash flow method for each individual investment. In determining

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

that these declines in value were other-than-temporary, the Company considered the deteriorating financial condition of the equity investee and a weakening of the general market condition in both the geographic area of the equity investee and the industry in which the investee operates. Since 2002, three of the generation investments have been sold, which supports the other-than-temporary assessment, as the Company demonstrated that it did not have the intent to hold the investments for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment. The fourth investment, WCP, and the fifth investment, Nevada Cogeneration Associates #2, were impaired further in 2004 and 2003, as further discussed above.

At December 31, 2004, the Company’s investment in WCP was $262 million, while its proportionate share of the underlying book value was $368 million. The difference relates to a $33 million impairment of our investment recorded in 2002, and the $73 million impairment of our investment in 2004, which are both discussed above. These impairments were accounted for as reductions to the Company’s investment balance and corresponding charges to income in 2002 and 2004. The Company recorded these impairments of our investment in accordance with paragraph 19(h) of APB 18, which states that a loss in value of an investment that is other-than- temporary should be recognized. As discussed above, in determining whether the loss in value was other-than-temporary, the Company evaluated all factors, including the settlement of WCP’s California market litigation, in addition to considering the expected cash flows from WCP’s various assets. WCP did not record a corresponding impairment on the Partnership books, as WCP evaluated its assets in accordance with paragraph 10 of FAS 144, which states that a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Therefore, WCP completed a separate evaluation of each power generating facility, and concluded that only an impairment of the Cabrillo II generating asset was required in 2004, as further discussed above.

As noted above, the Company evaluated its investment in WCP in accordance with APB 18, and WCP evaluated whether its long-lived assets were impaired in accordance with FAS 144. Because impairment testing under FAS 144 is a two-step process, starting with an undiscounted approach at the lowest level of identifiable cash flows, and impairment testing under APB 18 is a one-step process focused on fair value (which is typically a discounted cash flow approach), it is possible to record an impairment of an investment, when an impairment of the underlying long-lived assets is not required under GAAP. This result is demonstrated by the outcome at WCP, where WCP’s FAS 144 test only indicated an impairment using the undiscounted cash flow methodology at one of the power generating facilities, but the Company’s APB 18 test indicated further impairments using a discounted cash flow methodology.

The difference between the Company’s investment balance and its proportionate share of underlying book value resulting from the $106 million in investment impairments discussed above will remain. The Company does not intend to adjust the investment balance over time to agree to the Company’s proportionate share of underlying book value.

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

On page F-31, the Company makes the statement that “Generation investments at December 31, 2004, include ownership interests in four joint ventures…” However, the Company’s generation investments at December 31, 2004 actually include ownership interests in only three joint ventures. In addition to West Coast Power, the Company owns fifty percent interests in Rocky Road Power, LLC, which it co-owns with NRG Rocky Road LLC, and Nevada Cogeneration Associates #2, which it co-owns with Texaco Nevada Cogeneration Company. In future filings, the Company will make reference to three joint ventures, rather than the four referenced in its 2004 filing.

Note 11 – Debt, page F-34

11.	We note that your wholly-owned domestic subsidiaries, your parent and its subsidiaries that guarantee the obligations under your credit facility also guarantee your second priority senior secured notes. Please tell us your basis for omitting the financial statements of Dynegy, Inc. and each of its subsidiaries that guarantee the second primary senior secured notes in your filing. See Rule 3-10(a)(1) of Regulation S-X. Please also tell us your basis for omitting the disclosure and condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X.

Response:

Rule 3-10(a)(1) of Regulation S-X requires every issuer of a registered security that is guaranteed and every guarantor of a registered security to file financial statements required of a registrant by Regulation S-X. The Company’s second priority senior secured notes are not registered securities, and therefore, do not trigger the reporting obligation to file financial statements of guarantors under Rule 3-10(a)(1) of Regulation S-X. As stated in Rule 3-10(a)(2), Rule 3-10(f) is an exception to the general provisions of Rule 3-10, which is not applicable to the Company’s second priority senior secured notes.

West Coast Power LLC Consolidated Financial Statements, page F-74

12.	We note that you have not disclosed any information regarding assets and liabilities from risk-management activities for the most recent period presented. To the extent any such assets arose from energy trading activities, please refer to our preceding comment regarding disclosure required by EITF 02-03.

Response:

In addition to the fair value hedges discussed in Note 5, which expired on December 31, 2004, WCP had also previously entered into cash flow hedges of both power and gas to hedge the variability of future cash flows associated with the sale of electricity and the purchase of natural gas. In December of 2004, WCP elected to designate all of its generation units as RMR condition II, under which WCP will receive only a fee for the generation of power and reimbursement of costs in 2005. Therefore, the anticipated transaction which was being hedged, the anticipated sale of power and purchase of gas at variable future market prices, was no longer probable of occurring. As a result, these cash flow hedges no longer qualified as hedges under SFAS 133, as amended, and changes in fair value recorded in OCI were recognized in earnings. Any future changes will be

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

recognized in income as they occur. In future filings, WCP will provide additional disclosure within its derivatives footnote that will describe its assets and liabilities from risk-management activities. Subsequent to the designation in December 2004 of its generation units as RMR condition II, WCP has not entered into any risk management activities related to energy trading.

13.	Please tell us the significant items and their amounts that account for the change in general and administrative expenses for each of the years represented. Please also tell us why affiliate operating costs as a percentage of revenues was substantially greater in 2002 as compared to the other periods presented.

Response:

General and administrative expense increased by approximately $18 million from 2002 to 2003. The primary driver of this increase was a $20 million reserve recorded in 2003 related to WCP’s California Market Litigation, as discussed in Note 9 to the financial statements. This increase was slightly offset by a $2 million reduction in legal costs from 2002 to 2003.

General and administrative expense decreased by approximately $29 million from 2003 to 2004. $24 million of that decrease relates to the reserve for our California Market Litigation, as discussed above. Upon settlement of the litigation, the final cost was $4 million less than the $20 million reserved in 2003, resulting in a $4 million gain from reversal of the reserve after the settlement was ultimately paid out. Additionally, WCP incurred $3 million less legal expense in 2004 than in 2003. The remainder of the decrease in general and administrative expense relates to lower banking fees and professional services expense in 2004 as compared with 2003.

Affiliate operating costs were approximately 44% of revenues in 2003 and 2004, as compared with 78% in 2002. Affiliate operating costs are comprised primarily of gas purchased by West Coast Power from Dynegy Marketing and Trade (DMT) to be used as fuel in operating West Coast Power’s generation facilities. Based on market conditions in 2003 and 2004, it became more economical for West Coast Power to buy power in the market to fulfill the CDWR contract, as opposed to generating the power at West Coast Power generation facilities. As a result, less gas was purchased from DMT to operate the facilities, resulting in lower affiliate operating cost.

In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Attention: Mr. James A. Allegretto

September 12, 2005

The Company believes it has appropriately responded to each of the Staff’s comments reflected in the August 16, 2005 Comment Letter. If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at 713-507-6961; Carolyn Campbell, Group General Counsel, at 713-767-0013; or Chris LaFollette of Akin Gump Strauss Hauer & Feld LLP at 713-220-5896. Thank you.

Very truly yours,

/s/ Terry A. Hart
Terry A. Hart
Senior Vice President and Controller

cc:	Mr. Bill Thompson, Securities and Exchange Commission

Mr. Bruce A. Williamson, Chairman and Chief Executive Officer, Dynegy Inc.

Mr. Nick J. Caruso, EVP and Chief Financial Officer, Dynegy Inc.

Ms. Carol F. Graebner, EVP and General Counsel, Dynegy Inc.

Ms. Carolyn M. Campbell, Group General Counsel and Secretary, Dynegy Inc.

Ms. Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

Mr. Mike O’Shea, PricewaterhouseCoopers LLP